Exhibit 4.2

AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 dated April 4, 2007 (this “Amendment”), amends the Rights Agreement, dated as of January 9, 2004 (the “Rights Agreement”), by and between BioVeris Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.), as rights agent (the “Rights Agent”). All capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Buyer”), Lili Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Buyer (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger Agreement”). The Board of Directors of the Company has approved the Merger Agreement;

WHEREAS, Section 26 of the Rights Agreement provides that prior to the time any Person becomes an Acquiring Person, the Company may supplement or amend any provision of the Rights Agreement in any manner which the Company may deem necessary or desirable without the approval of any holder of the Rights;

WHEREAS, no person is an Acquiring Person; and

WHEREAS, pursuant to resolutions adopted on April 4, 2007, the Board of Directors of the Company has unanimously determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the Merger Agreement and the Merger, and the Company and the Rights Agent desire to evidence such amendment in writing.

NOW, THEREFORE, in accordance with the procedures for amendment of the Rights Agreement set forth in Section 26 thereof, and in consideration of the foregoing and the mutual agreements herein set forth and for other good and valuable consideration, the parties hereto hereby agree as follows:

1.	Amendment of Rights Agreement.

(a)          Section 1 of the Rights Agreement is hereby amended and supplemented to add the following definitions in the appropriate locations:

“Roche” shall mean Roche Holding Ltd, a joint stock company organized under the laws of Switzerland, or any of its subsidiaries, including Lili Acquisition Corporation, a Delaware corporation.

“Merger” shall mean the “Merger” as such term is defined in the Roche Merger Agreement.

“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of April 4, 2007, by and among the Company, Roche and Merger Sub, a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”).

“Stockholders Agreement” shall mean the Stockholders Agreement, dated as of April 4, 2007, by and among Roche, Samuel J. Wohlstadter and Nadine Wohlstadter.

(b)          The definition of Acquiring Person in Section 1 of the Rights Agreement is hereby amended by adding the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, neither Roche or its Affiliates or Associates shall be, or shall be deemed to be, an Acquiring Person for purposes of this Rights Agreement solely by virtue of one or more of (i) the approval, execution or delivery of the Roche Merger Agreement, (ii) the public or other announcement of the Roche Merger Agreement or the transactions contemplated thereby, (iii) the consummation of the Merger, (iv) the consummation of any other transaction contemplated in the Roche Merger Agreement or (v) the execution or delivery of the Stockholders Agreement (each such event, an “Exempt Event”)”

(c)          Section 3(b) of the Rights Agreement is hereby amended and supplemented by adding the following proviso immediately following the words “... the earlier of such dates being the “Distribution Date”” in the second parenthetical of Section 3(b):

“; provided, however, that notwithstanding anything in this Rights Agreement to the contrary, a Distribution Date has not occurred and shall not be deemed to have occurred solely as the result of an Exempt Event”

(d)          Section 3 of the Rights Agreement is hereby amended and supplemented to add the following sentence to the end thereof as Section 3(d):

“Nothing in this Rights Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Rights Agreement by virtue of an Exempt Event.”

(e)          Section 11(c) of the Rights Agreement is hereby amended and supplemented to add the following sentence to the end thereof as Section 11(c)(v):

“Notwithstanding the foregoing or anything else in this Rights Agreement to the contrary, in no event shall any Exempt Event, be or deemed to be, or result in, a Business Combination, and this Section 11(c) shall not apply to any Exempt Event.”

(f)           Section 24 of the Rights Agreement is hereby amended and supplemented to add the following Section 24(c):

“(c) Notwithstanding anything herein to the contrary, as of the Effective Time (as defined in the Roche Merger Agreement), this Rights Agreement shall terminate and shall have no further force and effect and the Rights shall expire and become null and void, without any payment, liability or obligation on the part of the Company, the Rights Agent or the holders of any Rights.”

2.     Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

3.     Execution in Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.     Effectiveness. This Amendment shall be deemed effective as of, and immediately prior to, the execution and delivery of the Merger Agreement. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. If for any reason the Merger Agreement is terminated in accordance with its terms, then this Amendment shall become null and void and be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of this Amendment.

5.     Force Majeure. Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

6.     Severability. If any term, provision, covenant or restrictions of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

[signature page follows]

                IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

BIOVERIS CORPORATION

By:	/s/ Samuel J. Wohlstadter
Name:	Samuel J. Wohlstadter
Title:	Chairman & Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Managing Director